UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

Commission File Nos. 024-11431 and 024-11954

Robot Cache US Inc.

(Exact name of registrant as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4330 La Jolla Village Drive, Suite 200, San Diego, California 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Robot Cache US Inc.

SEMIANNUAL REPORT ON FORM 1-SA

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In this report, the term “Robot Cache,” “we,” “us,” “our,” “the Company,” or “our Company” refer to Robot Cache US Inc. and its subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our unaudited consolidated financial statements (and accompanying notes) included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Business Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Trend Information

Business Overview

Robot Cache US Inc., a Delaware corporation (the “Company”), was formed on January 16, 2018. Its business was originally operated through Robot Cache S.L., a Spanish limited liability company that is now the Company’s wholly owned subsidiary. The Company has developed software to create a PC video game distribution platform that makes possible the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games (“gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its ecommerce website offers an “ecosystem” (the “Robot Cache Platform”) in which visitors may, among other things, purchase PC video game licenses, play PC video games with friends, and earn virtual game tokens by using their computers to validate blockchain transactions. The Company aims to generate revenues through advertising revenue and through commissions received on games purchased within the Robot Cache Platform, keeping a portion of the revenue generated by Users who validate blockchain transactions.

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of the Company’s digital currency, IRON. We serve mainly PC gamers, game developers and Publishers.

In addition, the Company has pioneered a new concept dubbed “Proof of Gaming,” which we have not seen to date in any other platform. Proof of Gaming enables Users to utilize their PCs’ CPUs and graphics cards (GPU) to validate blockchain transactions using the Company’s “digital rights management” (“DRM”) -based client application, for which the Company rewards them with IRON. As of the date of this report, our beta Users have validated over 1.4 million hours of blockchain transactions. The client application has a real-time tracker that enables Users to see approximately how much IRON they have earned. This aspect of the Robot Cache Platform – enabling Users to earn store credit – has been well received and is, we believe, unique, as it provides an alternative way for Users in emerging markets to purchase video games that they would have been unable to obtain otherwise. Subsequently, with the release of Ethereum 2.0, Users’ ability to earn meaningful amounts of IRON has been significantly and adversely affected. As a result, the Company has temporarily suspended Users’ ability to mine any cryptocurrency and is in the process of developing new functionality that would enable Users to utilize their computing power to contribute to solving real world problems (as discussed below under “Mining – Earning IRON”) in conjunction with the BOINC project currently run by the University of California at Berkeley (of which more information, including the projects to which a User can contribute his or her CPU power, can be found at https://boinc.berkeley.edu/projects.php.

As of June 30, 2023, the Company had not yet begun to do any marketing efforts or free game giveaways. As a result, the user base as of June 30, 2023 did not materially increase and was 77,741 before our launch on July 6, 2023.

The Company has entered into an agreement with the blockchain company CasperLabs Holdings AG (“CasperLabs”). The agreement calls for the Company to migrate its current DRM / copy protection methodology to the CASPER Blockchain Network (SYM: CSPR-USD), thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy. The Company has already implemented its new DRM / copy protection using the CASPER Blockchain Network, and it is currently operating in its “Test-net” before it is deployed to its “Mainnet” upon the release of version 2.0, expected in early 2024. This migration has transitioned our DRM-based copy protection from a “Proof of Work” method to “Proof of Stake,” requiring significantly less power consumption, given that the CASPER Blockchain Network has considerably fewer “validators” than the more than 40,000 on the Ethereum blockchain.

The Company was built by video game industry veterans with over 100 years of combined video game development and publishing experience. It expects that the relationships its founders have developed over time will enable its employees to seed the Robot Cache Platform with a wide variety of titles across all video game genres. The Company is built to cater to all types of PC video game revenue models (e.g., premium sale, free to play, subscription, and advertising-based).

Although retail physical video game sales have been declining year over year, digital sales are, in our view, strong. The Company has created an entirely new model for digital publishing platforms by enabling digital resale of PC video games on a secure distribution platform, powered by blockchain technology. This new model opens a fresh market for Publishers to create additional revenue streams outside of the initial PC video game sale or in-app purchases. In addition, the Company plans to add two other forms of payment solutions, specifically Amazon Pay, a third-party online payment processing service, and Coinbase Commerce, a third-party platform created by Coinbase. Adding these forms of payment, will, we believe, enable the global community to purchase games from the Robot Cache Platform using alternative methods other than just credit cards.

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Feedback from our current partners and others has been favorable. We have been able to secure the rights to well over 900 titles so far with little or no outlay to Publishers of minimum guarantees of income (considered, as discussed under “Plan of Operations,” to be “advances on future royalties”). We believe that our ability to secure these rights is due primarily to the fact that our team has long-standing relationships from our many years in the game industry and that we offer a unique approach in paying out more in royalties, combined with a business model that rewards gamers who wish to be compensated for relinquishing the licenses to their games. However, as the marketplace changes, we have entered into several agreements with publishing partners whereby we have paid monetary advances for certain games. In the event that we do pay Publishers such advances, the advances will be recoupable by us before we are required to pay additional royalties, assuming we are able to sell enough games to recoup. If we agree to a limitation on the time available to us to recoup any such monetary advances, we would either need to (i) sell a sufficient number of games to recoup the advances or (ii) forfeit the remainder of the monetary advances. Therefore, although in some cases we may have prepaid royalties on our balance sheet, and although we acknowledge the possibility of some forfeitures as a consequence of contractual time-limited recoupments, we expect to recoup all monetary advances in full. It is, in our opinion, a “win-win” scenario for both the Publisher and the User and opens up what we believe will be greater opportunities for increased sales for the gaming industry. That being said, we are unable to provide any assurance that any such advances paid for certain games will completely “earn out” (whether or not we agree to limitations on the time available to us to recoup the advances).

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of media such as films, music, digital artwork and books. The Company has been approached by, for example, motion picture companies asking whether they could apply the same concept to their films, which could be bundled with or without associated games and “resold.” We have also been approached by book publishers that want to digitally watermark a small number of copies, creating “limited editions” and, by introducing “scarcity,” potentially increasing the value of such content. In our opinion, our business model and technology can be applied to many different forms of digital media and eventually will become the standard for verification and ownership provenance (i.e., tracking of previous owners via the blockchain) for buying and selling digital content globally.

AMD Partnership

In August 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company that, in our opinion, has been fruitful in that AMD has been promoting the Robot Cache Platform throughout our beta testing phase by sending emails and social media blasts to its users, thereby significantly increasing our User base. We expect similar positive results to continue from this partnership for the remainder of 2023 and beyond. The partnership has been of substantial value, as it represents a major global PC hardware manufacturer’s validation of the Company’s business model. We are also listed on AMD’s website at amd.com under its “Games” section.

China

In November 2019 we entered into an agreement with LedgerZ Holdings, one of our investors, which we expect will launch the Robot Cache Platform in China. The Chinese market has well over 300 million video game users and represents a $15B+ annual revenue market opportunity for the Company. As of the date of this report, we have not yet factored into our forecasts any revenue projections for Asia. The Robot Cache Platform is currently accessible as of July 2023 in China; however, given that the majority of the market there are what is known as “free-to-play” games, our partner in China has been pursuing and evaluating games that will monetize better in that country. Because we have not yet launched any such “free-to-play” titles there to date, we have not factored in any revenue projections from China at this time. We have already implemented additional payment forms for the Chinese market (such as WeChat Pay and Alipay) which are the predominant payment methods in China.

The Robot Cache Platform Has Launched Globally

The Robot Cache Platform has been accessible globally since July 6, 2023, with certain exceptions, including countries that are restricted by U.S. and European regulations. Although our launch has been very recent, we have begun to test our marketing efforts in key regions in North America and Europe. We are testing a number of various channels and partners, including video streaming services, gaming websites, free game giveaways, influencers, and other channels in order to determine the most efficient locations for allocating our marketing expenditures in order to lower our cost per acquisition (CPA) and maximize our average revenue per user (ARPU) and average revenue per paying user (ARPPU). We anticipate continuing our marketing efforts and measuring performance going forward indefinitely to grow our user base. As of September 27, 2023, our user base is over 205,000.

In 2021, the Company conducted a Regulation A public offering (the “2021 Offering”) of “units” representing a combination of shares of its common stock and warrants to purchase additional common shares. We believe that our plan to use the funds raised in the 2021 Offering to acquire additional content in the digital PC game distribution e-commerce space, as well as adding support for blockchain-based games and digital items, represents a dependable method for promoting an ecosystem of growth.

Sources of Revenue

The Company currently generates its revenues from the sale of video games. In the future as our user base grows, we will seek to include advertising revenue as well.

Game Sales

The Company generates the substantial portion of its revenues from the sale of video games (i.e., the percentage of sales revenues that the Company receives (5%) from such sales).

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Advertising Revenue

The Company currently earns no advertising revenue but does plan to add an additional source of revenue from third-party advertising on our website as our user base increases sufficiently to open up such a revenue source. Since we will be handling advertising through direct sale and Publisher relationships, we will be charging industry standard video “CPM” rates (i.e., the cost an advertiser pays for 1,000 “ad impressions,” which are counted whenever an advertisement is displayed). The industry standard video CPM rate, as of the date of this report, ranges between $15.00 and $20.00. As our User base grows, we expect that so will the advertising revenues, which are at a very high margin of approximately 97%, since we handle the insertion order of the videos internally.

Mining – Earning IRON

As disclosed in the Company’s Annual Report on Form 1-K for the fiscal year ending December 31, 2022 (the “2022 1-K”), Users (when not using their PCs to play video games) were once able to “opt in” to use their PCs to validate blockchain transactions in the marketplace established by NiceHash, a global cryptocurrency hash-power broker and cryptocurrency exchange. We also previously disclosed that before Ethereum’s transition from a “proof of work” to a “proof of stake” model in September 2022, blockchain transactions were validated by Users primarily on the Ethereum blockchain. After Ethereum moved to “proof of stake,” Users began validating such transactions on a variety of proof-of-work blockchains (viz., Ethereum Classic, Monero Research Lab, and Ravencoin), User mining on NiceHash’s platform being limited to “proof of work.”

Because the Ethereum blockchain’s switch from a proof-of-work model to one that is proof-of-stake significantly reduced Users’ ability to earn mining rewards, we disabled the Robot Cache Platform’s transaction-validation functionality as of June 6, 2023, as we began development efforts with the objective of implementing the new method of earning IRON described below.

As we disclosed in the 2022 1-K, we are targeting the first fiscal quarter of 2024 for the rollout of a new method, currently in development, to enable Users to earn IRON. The new method is being developed through the integration of technology currently used by the University of California, Berkeley’s “BOINC” program, which would enable Users to use their PCs to solve complex calculations for causes such as curing children’s cancer, addressing heart issues, studying protein folding, addressing global warming, and searching for extraterrestrial life. (After its rollout, this new method would not involve NiceHash.) The Robot Cache client application enables Users to see the Company’s planned programs, such as BOINC.

Material Developments

From January 1, 2023 through the date of this report, the Company witnessed two material developments:

It signed a licensing agreement with DACS Laboratories GmbH to integrate its streaming technology into the Robot Cache Platform to enable games to run quickly. We believe this relationship gives us an advantage over our competitors in that it enables our Users to start the download process after purchasing a game and then to play the game within minutes rather than wait for the download’s completion, which for some of the larger games can require several hours. None of our competitors currently offers this capability, which we believe gamers will find valuable. This capability is currently being rolled out on a game-by-game basis.

The Company officially launched the Robot Cache Platform globally on July 6, 2023. We have begun to test our marketing efforts in key regions in North America and Europe. We are testing a number of channels and partners, including video streaming services, gaming websites, free game giveaways, influencers, community management and other channels in order to determine the most efficient locations for allocating our marketing expenditures in order to lower our cost per acquisition (CPA) and maximize our average revenue per user (ARPU) and average revenue per paying user (ARPPU). We anticipate continuing our marketing efforts and measuring performance going forward indefinitely to grow our user base.

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Results of Operations

Revenues

Revenue for the six-month period ending June 30, 2023, was $184, compared to $886 for the corresponding period in 2022. The Company’s revenues continue to be minimal, a result of the Company’s being in “open beta” and its continual refining of the technology of the Robot Cache Platform in response to customer feedback. The Company launched the platform globally on July 6, 2023.

Expenses

Expenses for the six-month period ending June 30, 2023 were $2,442,678, compared to $2,162,563 for the corresponding period in 2022. Operating expenses for the six-month period ending June 30, 2023 were $2,238,991, compared to operating expenses of $1,926,674 for the six-month period ending June 30, 2022. Other expenses for the six-month period ending June 30, 2023 were $203,687, compared to $235,889 for the six-month period ending June 30, 2022.

The largest expense for the six-month period ending June 30, 2023, was $1,493,763 (Payroll Expenses), including wages, taxes, benefits and recruitment for the software and marketing development teams. This expense figure compares to wages of $1,208,499 for the six-month period ending June 30, 2022, an increase of $285,264. The increase in expenses was due to the increase in the number of software engineers needed to improve the Robot Cache Platform, as well as to additional marketing staff engaged to market the Robot Cache Platform as we prepared for the July 2023 global release. The recruitment costs for hiring mentioned personnel were $37,050 for the six-month period ending June 30, 2023, compared to $78,560 for the six-month period ending June 30, 2022.

The Company is a validator on the CASPER Blockchain Network, for which it receives that network’s native cryptocurrency, CSPR. The Company’s validation activities resulted in a $12,506 gain for the six-month period ending June 30, 2023, which contrasts with the net decrease of $256,550 during the six-month period ending June 30, 2022, which occurred as a result of the decline in the market value of CSPR during that period. The Company has currently ceased mining any cryptocurrency and is currently in development on other methods to enable Users to earn IRON. As a result, the Company may experience a further decline in CSPR’s value. During the six-month period ending June 30, 2023, $106,887 was spent on marketing contractors and content creation in preparation for the fully launched platform, compared to $191,151 for the same period in 2022. Legal and accounting fees were $61,955 for the six-month period ended June 30, 2023, as compared to $103,689 for the same period in 2022. The decrease of $41,970 resulted from a reduction in the number and complexity of filings required to be made by the Company with the Security and Exchange Commission to comply with Regulation A under the Securities Act of 1933. The balance of the operating expense consisted of various expenses such as rent, utilities, parking fees, royalty, software subscriptions, travel, entertainment, etc.

Other income

The Company has engaged JP Morgan Chase to institute a “sweep account” program so that cash held by the Company for its further development may be placed temporarily in certain agreed-upon low-risk investments to generate a return. The agreement with JP Morgan Chase has resulted in $168,525 in interest/dividend income for the six-month period ending June 30, 2023. That amount is included in the “Other Income” category on the income statement. The balance of the $181,618 of Other Income is a mixture of other interest and fees earned in respect of the Company’s cryptocurrency validation activities.

Other expenses

“Other Expenses” for the six-month period ending June 30, 2023 came to $203,687, compared to $235,889 for the corresponding period in 2022. Both figures reflect the amortization of platform costs, which were previously capitalized. No new platform development costs were capitalized for the six-month period ending June 30, 2023, and the full amount of the previously capitalized platform costs has now been fully amortized. Any current platform cost is considered maintenance now that the Robot Cache Platform has been fully launched and is available to the public. The balance of Other Expenses consists of franchise tax and loss on currency exchange.

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Income taxes

Because the Company has incurred losses, no income taxes have been accrued or paid for the six-month period ending June 30, 2023 or for the six-month period ending June 30, 2022.

Net loss

For the six-month period ending June 30, 2023, the Company had a net loss of $2,261,653, compared with a net loss of $2,417,823 for the six-month period ending June 30, 2022. The increase in net loss is primarily due to the increased expenses noted above.

Liquidity and Capital Resources

As of June 30, 2023, the Company had cash of $14,889,118, and it reported a net loss of $2,261,653 for the six-month period ending June 30, 2023. As of June 30, 2022, the Company had cash of $20,222,595, and it reported a net loss of $2,417,823 for the six-month period ending June 30, 2022. Prepaid royalties increased $237,332 from $174,807 as of June 30, 2022 $412,139 as of to the June 30, 2023. Prepaid royalties are prepayments to game Publishers for them to offer their games on the Robot Cache Platform.

Sources of Liquidity

The net proceeds of the 2021 Offering ($26,058,240, after all fees and commissions) will enable the Company to sustain its development and marketing efforts well beyond the end of 2023. With the July 6, 2023 launch of the Robot Cache Platform, the Company expects liquidity sources from ongoing operations to increase. The increase will be slow until platform users and site visits have reached the point where other forms of revenue may be added to future revenue streams. Excess cash will be used to prepay game Publishers to sell their games on the platform. In August 2023, the Company launched another Regulation A securities offering (the “2023 Offering”), the net proceeds of which will be used for, among other things, prepaying game Publishers and pursuing other business strategies.

Other Current Assets

The Company prepays royalties to certain game Publishers so that they will include their games in the Robot Cache Platform. These prepaid royalties were $412,139 on June 30, 2023 compared to $174,807 on June 30, 2022. Since the global launch of the Robot Cache Platform on July 6, 2023, the prepaid royalties will be offset with the portion of the proceeds of selling the Publishers’ games. The Company may need to continue to offer prepaid royalties for the placement of Publishers’ games on the Robot Cache Platform. It expects these prepayments to increase in the coming months and then to begin to decrease as the Publishers’ games are sold on the Robot Cache Platform.

Net Cash Flow from Operating Activities

Net cash used in operating activities was $2,326,867 for the six-month period ending June 30, 2023. Cash was consumed by the net loss of $2,260,877 less amortization costs of $198,370. Working capital consumed the remaining $264,360. Net cash used in operating activities was $2,087,701 for the six-month period ending June 30, 2022. During that period, cash was consumed by the net loss of $2,417,823 less amortization costs of $203,673. The change in working capital consumed the remaining $126,449.

Net Cash Flow from Investing Activities

The Company invested $34,512 in development of the Robot Cache Platform while expensing $198,370, a noncash item included in net income, through amortization of the prior platform costs.

The Company has engaged JP Morgan Chase to institute a “sweep account” program so that cash held by the Company for its further development may be placed temporarily in certain agreed-upon low-risk investments to generate a return. The agreement with JP Morgan Chase has resulted in net positive cash flow of $168,525 for the six-month period ending June 30, 2023.

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Net Cash Equity Activities

Net cash used for equity activities for the six-month period ending June 30, 2023 was $75,120, consisting of offering costs, both legal and accounting costs (including filings with the Securities and Exchange Commission (the “Commission”) on or before June 30, 2023) in connection with the 2023 Offering.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC), Ether (ETH) and Casper (CSPR)) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its previous mining activities (discontinued as of June 6, 2023) and its validating activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the accompanying consolidated statements of cash flows, purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its earlier (now discontinued) mining activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

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All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company currently has no plans to issue any tokens or other digital assets, it does not anticipate holding cryptocurrency in the future, other than as a result of its earlier (now discontinued) mining pool activities described elsewhere in this report.

The Company intends to offer its Users the ability, in the future, to pay for games with cryptocurrency through potential partners such as Coinbase Commerce. The Company will determine each month whether or not to convert such cryptocurrency into cash or to hold it in trust at either Coinbase or another cryptocurrency exchange.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the pronouncement to the Company’s financial statements and to ensure that proper controls are in place to ascertain that the financial statements properly reflect the pronouncement.

We have considered recently issued accounting pronouncements and do not believe their adoption will have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Plan of Operations

Over the next 12 months, the Company anticipates that it will undertake the following:

●	Acquire additional games and content from top Publishers to increase our offerings. Payments by the Company of minimum guarantees of income (“MGs”) to the Publishers are considered “advances on future royalties” and are – in almost all cases, we believe – fully recoupable by us. (See the related discussion under “Business Overview.”) We account for these MGs as prepaid assets, which we will reduce as game sales occur. The Company’s intent is to properly assess the risk of such advances for specific games as well as other catalogue games and to “cross-collateralize” all of them until we have fully recouped the advances, thereby reducing the risk of our not earning back the payments made to the Publishers as MGs.

●	Acquire new Users through subsidizing “free game giveaway” offers and other promotions, podcasts, contests and consumer events that attract new Users, as well as leverage our partnerships with AMD and others.

●	Develop new features for the Robot Cache Platform to increase its “stickiness” and retention of the User base and store operations, as well as general store operations, customer service, account management.

●	We have entered into an agreement with GRS/Carlton One to allow our users to use their IRON to purchase gift cards. We believe that offering users more choice to spend their IRON will be attractive to our user base.

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The Company commenced the 2023 Offering in August 2023. Its purpose is to facilitate Company growth through aggressive marketing campaigns, game Publisher incentives and complementary corporate acquisitions. See https://www.sec.gov/Archives/edgar/data/0001832460/000149315222021215/0001493152-22-021215-index.htm.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value by continually delivering new games to our Users, and expanding our product offerings. The Company plans to continue to invest resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

The Company’s future growth will continue to depend, in part, on attracting additional Users and increasing the ways in which we monetize them. The Company plans to increase its sales and marketing spending and seek to attract these Users. We expect to rely on User acquisition, strategic distribution partners, affinity networks and conference and speaking events for the Company’s growth.

Item 2. Other

None.

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Item 3. Financial Statements

Robot Cache US Inc.

Unaudited Consolidated Balance Sheet

	As of June 30, 2023	As of June 30, 2022	Change
ASSETS
Total Bank Accounts	$14,889,118	$20,222,647	$(5,333,529)
Total Accounts Receivable	1,308	692	$616
Total Other Current Assets	948,937	563,418	$385,519
Total Current Assets	15,839,363	20,786,757	$(4,947,394)
Total Other Assets	134,610	451,571	$(316,962)
TOTAL ASSETS	$15,973,973	$21,238,328	$(5,264,355)
LIABILITIES AND EQUITY
Liabilities
Total Current Liabilities	19,686	67,706	$(48,020)
Total Long-Term Liabilities	295,217	171,712	$123,505
Total Liabilities	$314,903	$239,418	$75,485
Equity
Total Equity	15,659,070	20,998,911	$(5,339,841)
TOTAL LIABILITIES AND EQUITY	$15,973,973	$21,238,328	$(5,264,355)

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Robot Cache US Inc.

Unaudited Consolidated Income Statement

	Six months ending June 30, 2023	Six months ending June 30, 2022	Change
Income	$184	$886	$(703)
Net revenue	$184	$886	$(703)
Expenses
Advertising & Marketing	225,332	144,237	81,095
Broker Commission	-	-	-
Equipment	5,597	13,859	(8,262)
General & Administrative Expenses	16,602	9,638	6,965
Independent Contractors	106,899	191,151	(84,252)
Insurance Expense	40,887	14,108	26,779
Internet Services	99,071	43,044	56,027
Legal & Professional Services	103,955	192,330	(88,376)
Miscellaneous Expenses	9,957	130	9,826
Payroll Expenses	1,493,763	1,208,499	285,264
Rent & Utilities	94,635	51,447	43,188
Royalty Expense	354.89	661.81	(307)
Software	19,384	13,280	6,105
Travel & Entertainment	22,555	33,320	(10,765)
Total Expenses	2,238,991	1,926,674	312,317
Net Operating Income	(2,238,807)	(1,925,788)	(313,020)
Other Income
Total Other Income	181,618	(256,147)	437,765
Total Other Expenses	203,687	235,889	(32,202)
Net Other Income	(22,069)	(492,036)	469,967
Net Income	(2,260,877)	(2,417,823)	$156,947
Earnings per share, basic	(0.01)	(0.01)
Earnings per share, diluted	(0.01)	(0.01)

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Robot Cache US Inc.

Unaudited Consolidated Statement of Cash Flows

For the six months ending	2023	2022
Net cash used in operating activities	$(2,326,867)	$(2,087,701.15)
Net cash provided by investing activities	0	0
Net cash provided by equity activities	(75,120)	1,957,718
Net increase (decrease) in cash	(2,401,988)	(129,983)
Cash, beginning of period	17,291,106	20,352,630
Cash, end of period	$14,889,118	$20,222,647

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ROBOT CACHE US INC.

NOTES TO FINANCIAL STATEMENTS

Unaudited

For Six Month Period Ending June 30, 2023, and 2022

NOTE 1 – NATURE OF OPERATIONS

ROBOT CACHE US INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 16, 2018 (“Inception”). The Company is developing a platform for the development and distribution of digital games. The Company is headquartered in San Diego, California.

Since inception, the Company has been in a development stage and has relied on securing loans and funding from founders and investors. As of December 31, 2021, the Company had completed a securities offering and funds its operations with the proceeds from such funding and the receipt of funds from revenue producing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023, and 2022, the Company had $14,889,118 and $20,222,647 of cash on hand, respectively. Included in the cash is the interest earned from an agreement with JP Morgan Chase for a “sweep account” program to maximize the returns on cash being held for further development of the Company. This has resulted in $168,525 in interest/dividend income included in the other income category on the income statement. The fee from JP Morgan is one quarter of 1 percent, totaling $11,311.45 for the six months ending June 30, 2023. The JP Morgan program was implemented at the beginning of 2023.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

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Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2023, the Company did not have any material fixed assets and there was no impairment or depreciation.

Capitalized Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2022 the Company had capitalized $1,385,122 of development costs. In 2022, the Company amortized $407,347 of those platform costs and has amortized a total of $1,222,040 in total.

Offering Costs

The Company complies with the requirements of ASC 340-10. The Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. In 2021 and 2022, the Company conducted a successful campaign to raise equity and incurred $242,411 of costs for funds raised in 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

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Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the digital distribution of the video games hosted on the platform. The Company has only just begun to recognize revenue.

Separately, the Company earns some revenue by provide resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company received cryptocurrency and marketable stock investments as part of its fund raising. In 2018, the Company raised $11,770,878 through the issuance of Simple Agreements for Future Tokens (“SAFTs”) (all of which have since converted to common stock) which included $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) and $6,495,878 in cryptocurrencies, primarily bitcoin (BTC) and ether (ETH). The Company uses fair value principles to revalue the market pricing of any assets held and records impairment or unrealized gain or loss on these financial assets in the period incurred.

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As of June 30, 2023, the Company recorded $100,000 in stock investment in the FIG fund as an exchange for Company stock. As of June 30, 2023 and June 30, 2022, the Company’s marked-to-market value for the CSPR was $373,049 and $2,929, respectively.

Advertising & Marketing

The Company expenses advertising & marketing costs as they are incurred with the exception of a few campaigns that will air over a few months then those costs are spread over the time period aired.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the period ended December 31, 2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through June 30, 2023 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates its founder and management team for services rendered to the Company. In the six month period ending June 30, 2023, the Company paid cash compensation to Lee Jacobson and Mark Caldwell, who collectively own a combined 12.38 percent of the outstanding shares of the Company.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

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NOTE 5 – DEBT

The Company has retired all of its obligations during periods predating the years considered in these financial statements.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $13,745 per month.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock (common stock), of which 250,000,000 shares are authorized. The Company has 193,091,860 shares issued and outstanding.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through July 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit
Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (dated July 24, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (dated June 21, 2022) to Certificate of Incorporation**
2.4	Bylaws**
4.1	Form of Subscription Agreement for Units in the 2021 Offering*
4.2	Form of Subscription Agreement for Shares in the 2023 Offering**
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement Philippe Erwin*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment Mark Phillip Caldwell*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Platform Services Agreement with Republic Core LLC**
6.9	2022 Equity Incentive Plan**
6.10	Services Agreement with StartEngine CrowdFunding, Inc.**
6.11	Technology Standard License Agreement with DACS Laboratories GmbH**
6.12	Agreement with Advanced Micro Devices, Inc.**
6.13	Agreement with LedgerZ Holdings**
6.14	Real property lease with San Diego UTC Holdings LLC**
6.15	Real property sublease with Biora Therapeutics**
6.16	Loan Agreement with StartEngine Primary LLC**
6.17	Professional Services Agreement with William Mikula***
6.18	Master Services Agreement with Carlton One Engagement Corporation*****
6.19	Cooperation Agreement with CasperLabs Holdings AG
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**

*	Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.
**	Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.
***	Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 1 dated December 6, 2022 (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222034620/0001493152-22-034620-index.htm.
****	Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated May 2, 2022 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222011840/0001493152-22-011840-index.htm.
*****	Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 4 dated April 17, 2023 (Commission File No. 024-11431 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 27, 2023.

ROBOT CACHE US INC.

By:	/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below on September 27, 2023 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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